Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

www.ropesgray.com

Colleen Bathen Meyer
T +1 415 315 6366
September 15, 2011	F +1 415 315 4819
colleen.meyer@ropesgray.com

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 69 to the Registration Statement on
Form N-1A of HighMark Funds (the “Trust”)
(File Nos. 033-12608 and 811-05059)

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 69 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Amendment relates to each series of the Trust except HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund, and it relates to all share classes of each series of HighMark Funds (other than HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund) except Class U Shares of HighMark Value Momentum Fund. The Trust is filing the Amendment to (i) update the investment strategies in the prospectuses for certain series of the Trust, (ii) reflect the upcoming change in name of certain series of the Trust, (iii) reflect the upcoming mergers of certain series of the Trust, and (iv) to update certain other information.

The Amendment is marked to show (i) changes to the prospectuses and statement of additional information, with respect to all the series of the Trust except HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund, from Post-Effective Amendment No. 66 to the Registration Statement, filed with the Commission on November 24, 2010 pursuant to Rule 485(b) under the Securities Act and (ii) changes to Part C from Post-Effective Amendment No. 68 to the Registration Statement, filed with the Commission on July 25, 2011 pursuant to Rule 485(a) under the Securities Act.

Prior to the effectiveness of the Amendment, the Trust intends to file a post-effective amendment to the Registration Statement, pursuant to Rule 485(b) under the Securities Act, in order to bring the financial statements of the Trust up to date, to file any required exhibits not included in the Amendment and to update certain other information.

Please do not hesitate to contact the undersigned (415-315-6366) or, in my absence, Jessica Riley Hale of this firm (415-315-6385) with any comments or questions you might have.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer